ICAP

RECEIVED

2007 JAN -4 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 December 2006

07020023

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Jenny McAuley
Company Secretarial

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

ICAP

11 December 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

Company	ICAP PLC
TIDM	IAP
Headline	Interim Results
Released	07:00 21-Nov-06
Number	3603M

RNS Number:3603M
ICAP PLC
21 November 2006

Interim Statement for the six months to 30 September 2006

London - 21 November 2006

ICAP plc (IAP.L), the world's largest interdealer broker, today announced its results for the six months ended 30 September 2006.

Highlights:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Increase %
Revenue	542.8	443.9	22
Operating expenses(1)	431.1	354.7	22
Profit(2)	120.8	98.2	23
Profit before taxation - statutory	104.1	95.4	9
EPS (basic)	9.6p	10.2p	
EPS (adjusted)	12.1p	10.6p	
Dividend per share	3.0p	2.5p	

- Strong growth in revenue, profit and adjusted EPS
- Overall revenue rose by 22% to £542.8 million with electronic revenue increasing by 75% to £86 million helped by the acquisition of EBS.
- On an underlying basis(3) revenue and operating profit both grew by 11%.
- The Group's operating profit(4) margin grew to 22% from 21% in the six month period.
- The Group continues to invest in people and technology, particularly the upgrade to the Group's electronic broking platforms.
- The Group remains highly cash generative with a strong balance sheet
- An interim dividend per ICAP share of 3.0p will be paid on 23 February 2007.

Michael Spencer, Group Chief Executive Officer, said "ICAP enjoyed an encouraging start to the financial year with particularly active markets in the first three months, notably during May. Overall activity levels during the seasonally slower summer months were better than the previous year and volumes in September maintained this trend.

Underlying market growth in the interdealer market has been increasing and we have benefited from that growth. We are focussed on developing our businesses in the faster growing products in energy, transport, credit derivatives, equity derivatives, emerging markets and structured products generally. Market activity in the second half of the financial year has continued to be well ahead of the same period in the previous year.

The integration of EBS is making very good progress and the business is performing well. The combination of the ICAP and EBS networks provides ICAP with a distinctive capability - a high-speed global network for distribution of products that are increasingly traded around the clock. Almost all other businesses, the interdealer brokers and the exchanges, lack this global capability. Consolidation in these markets continues and ICAP remains in a very strong position."

(1) Excludes amortisation and impairment of intangibles arising on consolidation and exceptional items.

(2) Profit is defined as pre-taxation profit before amortisation and impairment of intangibles arising on consolidation and exceptional items

(3) Adjusted to exclude the impact of foreign exchange and acquisitions.

(4) Operating profit excluding amortisation and impairment of intangibles arising on consolidation and exceptional items.

There will be a briefing for analysts and shareholders at 10:00 am GMT on Tuesday 21 November 2006 at 2 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analysts at 10:00 am GMT on Tuesday 21 November 2006 will be available on the web site, www.icap.com at 2:00 pm GMT on Tuesday 21 November 2006. It will remain on the web site for six months.

Contacts:

Michael Spencer	Group Chief Executive Officer	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

ICAP plc

Interim Statement for the six months ended 30 September 2006

Review of Operations

The Group reported profit of £120.8 million before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items; this represents a 23% increase over the prior year. On a statutory basis profit before taxation was £104.1 million for six months ended 30 September 2006 (2005 - £95.4 million). We continue to believe that profit before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items better reflects the Group's underlying year-on-year performance. This measure is reconciled to profit before taxation on the face of the consolidated income statement.

Regional Summary

Europe

	£m	Headline Growth	Underlying Growth
Revenue	249.5	28%	19%
Operating profit*	60.0	50%	33%

Europe was the most profitable division in the first half. The region delivered a very good performance during the period with both voice and electronic revenues growing rapidly. There has been strong growth in our interest rate derivative business although the rest of the rates products experienced tougher conditions with spreads remaining tight. Demand for corporate bonds remained subdued but credit derivatives continued to grow with a significant portion traded electronically. Energy has produced another very strong performance with

our freight derivatives joint venture developing rapidly. Structured equities has also performed particularly well.

The Americas

	£m	Headline Growth	Underlying Growth
Revenue	224.2	10%	3%
Operating profit*	50.8	1%	(6)%

Whilst revenue and profit increased on a headline basis, growth in underlying revenue was more subdued and there was a small decline in the profitability of the region in the period. Emerging markets, mainly driven by Latin American products, our energy business and structured products have performed very well. However, this has been offset by low activity in the repo market and brokerage compression in the electronic US Treasuries market. The mix in profitability of these businesses has led to an underlying profit decline despite the overall revenue increase.

Asia Pacific

	£m	Headline Growth	Underlying Growth
Revenue	69.1	53%	17%
Operating profit*	8.3	108%	29%

Following last year's upheavals, the first six months of this year represent a rebuilding phase. There has been strong revenue growth driven by Korean products, encouraging emerging markets, equity derivatives and interest rates and energy. ICAP acquired the remaining 45% of our Korean subsidiary in November 2006. The market has become highly competitive and whilst staff turnover has slowed, weaker competitors are still seeking to build their presence.

Business Performance

To give our investors a greater understanding of the growth drivers to the Group's business ICAP has revised the segmentation of its business. The different voice broking segments have been combined into a single voice broking division. The electronic and information divisions remain unchanged.

Voice division

	£m	Headline Growth	Underlying Growth
Revenue	438.4	15%	13%
Operating profit*	85.9	20%	19%

The voice division has had a very strong first half. We have continued to see the trend of robust growth in the more structured and complex products as our clients leverage both their financial and intellectual capital to enhance yield. Emerging market products have grown in all centres as these markets develop and derivatives in both rates and currency evolve. By far the largest element of our energy business is oil related. In addition, other products such as freight derivatives have been an important contributor to growth.

However there has been a continued low level of activity in interest rates products such as government and corporate bonds. In addition there has been a very significant slow down in the volumes in the US repo market due to historically low levels of volatility.

Electronic division

	£m	Headline Growth	Underlying Growth
Revenue	86.2	75%	1%
Operating profit*	22.8	47%	(14)%

The most important event in the electronic division was the acquisition in June

of EBS for $532 million in cash and 36.1 million shares. This significantly increased our foreign exchange revenues. The integration is going well with the business performing in line with its pre-acquisition targets. As we announced in September, further synergies have been identified resulting in an anticipated total of $45million of annual cost savings by 2008/9. The costs of achieving these synergies are anticipated to be in line with the $24million originally announced.

As noted above, our US fixed income business has maintained its market share but there has been significant brokerage compression in US Treasury products. Growth in other electronic products has continued, particularly in European repo and credit derivative products. The temporary effect of double running costs associated with the upgrading of our fixed income platform has affected margins. This position will improve in the second half as synergies relating to the EBS acquisition come through.

Information division

	£m	Headline Growth	Underlying Growth
Revenue	18.2	42%	-
Operating profit*	10.4	42%	-

Revenue from the information division has grown strongly on the back of the acquisition of EBS. Changes in the revenue mix meant that on underlying basis revenue and profit were marginally down on the previous year.

In addition, in future ICAP will disclose revenue by product group. These are Interest Rates, Credit, Equity, Foreign Exchange, Energy, Emerging Markets and Information. These groups are aligned with the way our customers group their business and as a result ICAP is able to explain the drivers of performance more clearly. The revenues and proportion of ICAP's revenues for these segments are set out below:

	Revenue £m	Proportion of ICAP revenues
Interest Rates	232.6	43%
Credit	60.2	11%
Foreign Exchange	68.7	13%
Energy	46.0	9%
Equities	61.1	11%
Emerging Markets	56.0	10%
Information	18.2	3%
	========	========
	542.8	100%
	========	========

Balance sheet and cash flow

The Group has again demonstrated its strong cash flow characteristics. Cash generated by operations has grown to £118.8 million (2005: £71.4 million). After taxation and interest payments, cash flow from operating activities grew to £66.2 million from £50.8 million in the comparable period. This was despite an increase in cash taxation paid of over £28 million, mainly relating to a change in the timing of US taxation payments within the year.

Following the acquisition of EBS the group has net borrowings of £70 million. Absent acquisitions, we expect to be in a broadly cash neutral position by March 2007. Our balance sheet remains strong by industry standards.

Regulatory capital changes

In January 2007 the Group will become subject to the new Capital Requirements Directive. Earlier this month ICAP submitted to the FSA its application for a waiver from consolidated supervision under the Directive. We have worked closely with the FSA to understand their requirements. Following extensive discussions with the FSA, the Group expects to receive a waiver to the consolidated supervision requirements. Should the waiver be granted then ICAP would not be required to deduct goodwill arising on consolidation from the calculation of its Financial Resources.

Dividend

In May 2005 ICAP announced that in the normal course of events, interim dividends will be calculated at 30% of the previous year's full year dividend. As a result, an interim dividend of 3.0 pence per share (2005: 2.5 pence) covering the six-month period to 30 September 2006 will be paid on 23 February 2007 to shareholders on the register on 26 January 2007.

Outlook

In a low yield environment we expect banks and hedge funds to increase their commitment of capital to structured products. We expect our markets to continue to be active, assisted by growth in credit products particularly structured credit, continuing growth in algorithmic trading and the growth of commodities as an asset class.

Underlying market growth in the interdealer market has been increasing and we have benefited from that growth. We are focussed on developing our businesses in the faster growing products in energy, transport, credit derivatives, equity derivatives, emerging markets and structured products generally.

The integration of EBS is making very good progress and the business is performing well. The combination of the ICAP and EBS networks provides ICAP with a distinctive capability - a high-speed global network for distribution of products that are increasingly traded around the clock. Almost all other businesses, the interdealer brokers and the exchanges, lack this global capability. Consolidation in these markets continues and ICAP remains in a very strong position.

Market activity in the second half of the financial year has continued to be well ahead of the same period in the previous year. Assuming these market activity levels continue, profit (before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items) for the financial year ended 31 March 2007 is anticipated to be in line with current analysts forecasts once the deterioration in the US dollar exchange rate with sterling has been taken into account.

*Operating profit excludes amortisation and impairment of intangibles arising on consolidation and exceptional items. Underlying additionally excludes the impact of foreign exchange and acquisitions.

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for interest rate, credit, foreign exchange, energy and equity products. With over 3,400 staff, ICAP has a strong presence in each of the three major financial markets, London, New York and Tokyo, together with a local presence in 20 other financial centres. For more information go to www.icap.com.

Consolidated Income Statement

Unaudited 6 months ended 30 September 2006

	Note	Before amortisation & impairment of intangibles arising on consolidation & exceptional items £m	Amortisation & impairment of intangibles arising on consolidation £m	Except (n
Revenue	2	542.8	-	
Operating expenses		(431.1)	(13.4)	
Other income		7.4	-	
Operating profit	2	119.1	(13.4)	
Finance income		8.5	-	
Finance costs		(10.7)	-	
Share of profits of associates (after tax)		3.9	(0.8)	
Profit before taxation		120.8	(14.2)	
Taxation	4	(44.9)	-	
Profit for the period		75.9	(14.2)	
Attributable to:				
Equity holders of the parent		75.2	(14.2)	
Minority interests		0.7	-	
		75.9	(14.2)	
Earnings per ordinary share				
- basic	6			
- diluted	6			
Proposed interim dividend per share	5			

Unaudited 6 months ended 30 September 2005

	Note	Before amortisation & impairment of intangibles arising on consolidation & exceptional items £m	Amortisation & impairment of intangibles arising on consolidation £m	Except
Revenue	2	443.9	-	
Operating expenses		(354.7)	(2.8)	
Other income		5.2	-	
Operating profit	2	94.4	(2.8)	
Finance income		4.9	-	
Finance costs		(2.9)	-	
Share of profits of associates (after tax)		1.8	-	
Profit before taxation		98.2	(2.8)	

	Note			
Taxation	4	[illegible]		
Profit for the period		64.7	(2.8)	
Attributable to:				
Equity holders of the parent		63.5	(2.8)	
Minority interests		1.2	-	
		64.7	(2.8)	
Earnings per ordinary share				
- basic	6			
- diluted	6			
Proposed interim dividend per share	5			

Audited year ended 31 March 2006

	Note	Before amortisation & impairment of intangibles arising on consolidation & exceptional items £m	Amortisation & impairment of intangibles arising on consolidation £m	Except
Revenue	2	919.2	-	
Operating expenses		(736.4)	(10.7)	
Other income		13.5	-	
Operating profit	2	196.3	(10.7)	
Finance income		14.6	-	
Finance costs		(9.8)	-	
Share of profits of associates (after tax)		3.2	(0.6)	
Profit before taxation		204.3	(11.3)	
Taxation	4	(72.2)	-	
Profit for the period		132.1	(11.3)	
Attributable to:				
Equity holders of the parent		128.5	(11.3)	
Minority interests		3.6	-	
		132.1	(11.3)	
Earnings per ordinary share				
- basic	6			
- diluted	6			
Proposed interim dividend per share	5			

Consolidated Statement of Recognised Income and Expense

	Unaudited 6 months ended 30 September 2006 £m
Net revaluation of available for sale investments	0.2
Net movement on cash flow hedges	0.8
Actuarial gains on post retirement employee benefits	-
Exchange adjustments on net investments in overseas subsidiaries	(26.1)
Net current tax on items recognised in equity	(1.0)
Net deferred tax on items recognised in equity	(4.3)
Income and expense recognised directly in equity	(30.4)
Profit for the period	60.6
Total recognised income and expense for the period	30.2
Total recognised income and expense for the period attributable to:	
Equity holders of the parent	29.5
Minority interests	0.7
	30.2

Consolidated Balance Sheet

	Note	Unaudited as at 30 September 2006 £m
Assets		
Non-current assets		
Intangible assets arising on consolidation	8	714.9
Intangible assets arising from development expenditure		19.5
Property, plant and equipment		62.7
Investments in associates		39.2
Deferred tax assets		32.1
Trade and other receivables		4.6
Available for sale investments		32.2
		905.2
Current assets		
Trade and other receivables*	7	53,897.4
Available for sale investments		11.5
Cash and cash equivalents		292.6
		54,201.5
Total assets		55,106.7
Liabilities		
Current liabilities		
Trade and other payables*	7	(53,834.5)
Short-term borrowings and overdrafts		(67.9)
Short-term provisions		(7.9)
Tax payable		(43.9)
Obligations under finance leases		(0.1)

		(53,954.3)
Non-current liabilities		
Trade and other payables		(57.5)
Long-term borrowings	9	(295.1)
Retirement benefit obligations		(2.2)
Tax payable		(7.9)
Deferred tax liabilities		(9.4)
Long-term provisions		(2.6)
Obligations under finance leases		-
		(374.7)
Total liabilities		(54,329.0)
Net assets		777.7
Equity attributable to equity holders of the parent		
Capital and reserves		
Called up share capital		64.8
Share premium account		394.7
Other reserves		38.8
Retained earnings		264.9
Equity attributable to equity holders of the parent	10	763.2
Minority interests - equity	10	14.5
Total equity		777.7

* Restated for changes to the presentation of matched principal transactions (see

Consolidated Cash Flow Statement

	Note	Unaudited 6 months ended 30 September 2006 £m
Cash flows from operating activities	11(a)	66.2
Cash flows from investing activities		
Dividends received from associates		2.2
Other equity dividends received		-
Payments to acquire property, plant and equipment		(14.6)
Intangible development expenditure		(2.2)
Receipts from sale of property, plant and equipment		-
Net receipts/(payments) in respect of available for sale investments		2.2
Acquisition of interests in businesses, net of cash acquired		(274.2)
Acquisition of interests in associates		(8.1)
Net cash used in investing activities		(294.7)
Cash flows from financing activities		
Dividends paid to minority interests		(2.0)
Equity dividend paid		(47.6)
Payments to acquire own shares		(4.0)
Proceeds from issue of ordinary shares		6.3
Capital element of finance lease payments		(0.1)

Funds received from borrowing, net of fees		177.0
Net cash from financing activities		130.4
Exchange adjustments		(17.0)
Net (decrease)/increase in cash and cash equivalents		(115.1)
Net cash and cash equivalents at beginning of period	11(b)	339.8
Net cash and cash equivalents at end of period	11(b)	224.7

Notes to the Financial Statements

1 Basis of preparation

The accounting policies followed in the Interim Report are the same as those published in the Annual Report for the year ended 31 March 2006. There has been a redefinition of the business activity segments (note 2) and a change to the presentation of matched principal transactions (note 7). Comparatives have been restated accordingly in both cases.

The Interim Report for the 6 months to 30 September 2006 does not constitute statutory financial information as defined in Section 240 of the Companies Act 1985. The Interim Report is unaudited but has been reviewed by the auditors, PricewaterhouseCoopers LLP, and their report is set out at the back. The statutory accounts for the year ended 31 March 2006 have been filed with the Registrar of Companies and the auditors issued an unqualified report thereon which did not contain any statement under Section 237 of the Companies Act 1985.

The Group maintains the columnar format for the presentation of its income statement. This enables the Group to continue its practice of improving the understanding of its results by presenting profit for the period before amortisation and impairment of intangibles arising on consolidation and exceptional items. This is the profit measure used in the adjusted EPS calculation and is considered to be the most appropriate as it better reflects the Group's underlying cash earnings. Profit before amortisation and impairment of intangibles arising on consolidation and exceptional items is reconciled to profit before taxation on the face of the income statement.

Items which are of a material and non-recurring nature, such as disposals of items of property, plant and equipment, restructuring of activities and litigation settlements, have been disclosed separately to give a clearer presentation of the Group's results. These items are shown as 'exceptional items' on the face of the income statement.

Intangible assets arising on consolidation represent goodwill and other separately identifiable intangible assets. The amortisation and any impairment is included in the income statement within the column 'amortisation and impairment of intangibles arising on consolidation'.

2 Segment reporting

In accordance with IAS14 "Segment Reporting", the Group has defined its primary segment as geographic as this is the basis on which it manages its operations. For reporting purposes, Europe includes South Africa and Bahrain.

Following the acquisition of EBS, the Group's secondary segmentation has been redefined to show voice, electronic and information divisions. The voice division consists of the previous segments of derivatives and money

broking and securities broking and energy broking. The comparative periods have been restated in accordance with the new segmentation. The new segments have been adopted as management believe they better reflect the differing margins and risk profiles of the Group's businesses.

The voice division represents trades concluded directly by the Group's staff for interest rates, credit, foreign exchange, energy, equities and emerging market products. The electronic division represents trades concluded via electronic trading platforms and post-trade services. The information division represents the sale of market data and research services.

(a) Primary segment - Geographic

6 month

	Americas £m	E
Revenue	224.2	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	50.8	
Amortisation and impairment of intangibles arising on consolidation	(2.5)	
Exceptional items	(0.5)	
Operating profit	47.8	
Net finance (costs)/income	(0.6)	
Share of profits of associates (after tax)	-	
Profit before taxation	47.2	

Included in revenue is £12.0m in respect of joint ventures (Americas £4.9m, Europe £5.4m, Asia Pacific £1.7m). Included in operating profit is £3.4m in respect of joint ventures (Americas £1.4m, Europe £1.6m, Asia Pacific £0.4m).

6 month

	Americas £m	E
Revenue	203.8	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	50.4	
Amortisation and impairment of intangibles arising on consolidation	(1.1)	
Operating profit	49.3	
Net finance income	1.4	
Share of profits of associates (after tax)	-	
Profit before taxation	50.7	

Included in revenue is £12.2m in respect of joint ventures (Americas £5.5m, Europe £3.7m, Asia Pacific £3.0m). Included in operating profit is £2.9m in respect of joint ventures (Americas £1.4m, Europe £0.8m, Asia Pacific £0.7m).

	Americas £m	E
Revenue	428.2	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	103.9	
Amortisation and impairment of intangibles arising on consolidation	(3.0)	
Operating profit	100.9	
Net finance income	3.8	
Share of profits of associates (after tax)	-	
Profit before taxation	104.7	

Included in revenue is £24.7m in respect of joint ventures (Americas £11.0m, Europe £7.8m, Asia Pacific £5.9m). Included in operating profit is £6.3m in respect of joint ventures (Americas £3.2m, Europe £1.8m, Asia Pacific £1.3m).

(b) Secondary segment - Business activity

	6 months en	
	Voice division £m	Elect div
Revenue	438.4	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	85.9	
Amortisation and impairment of intangibles arising on consolidation	(1.7)	
Exceptional items	-	
Operating profit	84.2	

Revenue of £12.0m and operating profit of £3.4m in respect of joint ventures is all included in the voice division.

	6 months ended 30	
	Voice division £m	Elect div
Revenue	381.8	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	71.6	
Amortisation and impairment of intangibles arising on consolidation	(1.7)	

Operating profit	69.9	

Revenue of £12.2m and operating profit of £2.9m in respect of joint ventures is all included in the voice division.

	Year ended 31	
	Voice division £m	Elect div
Revenue	795.0	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	152.5	
Amortisation and impairment of intangibles arising on consolidation	(3.5)	
Operating profit	149.0	

Revenue of £24.7m and operating profit of £6.3m in respect of joint ventures is all included in the voice division.

3 Exceptional items

The exceptional charge of £2.5m for the period ended 30 September 2006 relates to reorganisation and rationalisation costs following the acquisition of EBS.

4 Taxation

	6 months ended 30 September 2006 £m	6 mont end 30 Septemb 20
Current taxation		
UK Corporation Tax at 30.0%		
- Current period	17.7	13
- Double tax relief	(0.1)	
- Adjustment to prior periods	0.1	(2
Overseas taxation		
- Current period	22.6	20
- Adjustment to prior periods	0.8	0
	41.1	31
Deferred tax	2.4	2
	43.5	33

The Group's share of profit of associates in the income statement is shown net of tax of £2.4m (30 September 2005 - £1.1m; 31 March 2006 - £2.3m).

5 Dividends

	6 months ended 30 September 2006	6 mont end 30 Septemb 20
Amounts recognised as distributions to		

equity holders in the period:	£m	
Final dividend for the year ended 31 March 2006 of 7.5p (2005 - 6.4p) per share	47.6	38
Interim dividend for the year ended 31 March 2006 of 2.5p per share	-	
	47.6	38

On 16 November 2006 the Board approved an interim dividend for the year ended 31 March 2007 of 3.0p per share.

6 Earnings per ordinary share

The Group continues to calculate an adjusted EPS measurement ratio in the notes to the financial statements as it believes that it is the most appropriate measurement, since it better reflects the business's underlying cash earnings.

	6 months ended 30 September 2006 £m	6 mont: end 30 Septemb 20
Earnings attributable to equity holders of the parent	59.9	60
Amortisation and impairment of intangibles arising on consolidation	14.2	2
Exceptional items	2.5	
Taxation on exceptional items	(1.4)	
Adjusted	75.2	63

	Shares millions	Shar millio:
Weighted average number of shares		
Basic	622.6	596
Dilutive effect of contingent share capital	0.5	1
Adjusted	623.1	598
Dilutive effect of share options	17.6	15
Diluted	640.7	613

	Pence	Pen
Earnings per share		
Basic	9.6	10
Diluted	9.3	9
Adjusted	12.1	10

7 Matched principal transactions

Certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades are complete only when both sides of the deal are settled and so the Group is exposed to risk in the event that one side of the transaction

remains unsettled. Substantially all the transactions settle within a short period of time and the settlement risk is considered to be minimal. All amounts due to and payable by counterparties in respect of matched principal business are shown gross, except where a legally enforceable netting agreement exists and the asset and liability are either settled net or simultaneously.

As a consequence of a review of its clearing and settlement arrangements, the Group has determined that certain transactions settled through clearing corporations in America are not required to be recognised on the balance sheet. Comparative amounts in the prior periods have been restated. The impact on the financial statements to 31 March 2006 is a reduction in matched principal trade debtors and matched principal trade creditors of £100,297.0m. The impact on the Interim Report to 30 September 2005 is a reduction in matched principal trade debtors and matched principal trade creditors of £103,022.1m. The change has no impact on the income statement, net assets or the cash flow statement of the Group.

The gross amount of matched principal transactions included in both trade and other receivables and trade and other payables is £52,501.7m (September 2005 - £41,343.0m, March 2006 - £42,470.1m).

Certain Group companies are involved in collateralised stock lending transactions as an intermediary between counterparties. The gross amount of these transactions included within trade and other receivables and trade and other payables is £1,087.4m (September 2005 - £1,064.9m, March 2006 - £1,409.2m).

8 Acquisitions

Subsidiaries

EBS Group Limited and subsidiary companies (EBS)

On 5 June 2006 the Group completed the acquisition of EBS, a provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. The total consideration of £458.6m ($854.3m) including costs, was financed by the issue of 36,100,234 ICAP plc ordinary shares of 10p each with a total market value of £172.3m ($322.2m) and cash consideration of £286.3m ($532.1m).

The provisional fair value adjustments include the recognition of an intangible asset arising on consolidation of £224.0m in respect of customer relationships. The fair value has been independently valued using the discounted cash flow method and is being amortised over ten years. Residual goodwill of £197.2m arises on consolidation and the Group considers this to be a fair value. No further intangible assets could be separately identified.

In the period from acquisition to 30 September, EBS contributed £38.2m to revenue and £12.0m to pre-tax profit (before amortisation of intangibles arising on consolidation and exceptional items). On a similar basis, had the acquisition occurred on 1 April 2006, the estimated revenue would have been £59.7m with profit of £17.0m.

Other acquisitions

On 5 April 2006, the Group acquired Electronic Traveller Limited (ETL), a company incorporated in the British Virgin Islands, together with control of Reset Pte Limited, a company incorporated in Singapore for initial cash consideration of £6.6m. Further deferred contingent consideration is due in January 2007, 2008 and 2009 and is estimated to have a net present value of £37.5m at 30 September 2006 of which £36.2m is included as a non-current liability within non-current trade and other payables. The provisional fair

value adjustment of £19.[illegible]m principally relates to customer relationships and is being amortised over five years. ETL and Reset are involved in the electronic matching of interest rate swaps.

Other acquisitions in the period include a net payment of £1.1m for a 50.1% stake in Altex-ATS Limited, a UK company involved in the development and operation of an electronic system for financial order matching. The Group also acquired 88.94% of SIF Garban Colombia, SA and 100% of Gesmosa GBI Colombia, SA for £1.2m. Both companies operate as voice broking companies in Colombia. In the period from acquisition to 30 September 2006, other acquisitions contributed £4.6m to revenue and £2.4m to pre-tax profit (before amortisation of intangibles arising on consolidation and exceptional items). The estimated revenue and profit would not be materially different had the acquisitions occurred on 1 April 2006.

The fair value of the assets acquired compared with their book values is given below:

	EBS		
	Book value £m	Provisional fair value £m	Boo valu £
Intangible assets arising on consolidation	-	224.0	
Intangible assets arising from development expenditure	3.9	3.9	
Property, plant and equipment	15.1	15.1	0.
Cash and cash equivalents	30.1	30.1	0.
Trade and other receivables	34.5	34.5	0.
Trade and other payables	(33.1)	(33.1)	(0.
Tax payable	(13.1)	(13.1)	
Net assets acquired	37.4	261.4	0.
Goodwill		197.2	
Consideration		458.6	
Satisfied by:			
Cash		286.3	
Shares		172.3	
Deferred consideration		-	
		458.6	

During the period additional payments for acquisitions of £9.9m were made which included a final payment of £8.2m in respect of the deferred contingent consideration of ICAP Energy LLC.

Associates and joint ventures

During the period the Group increased its stake in its associate, TriOptima AB, from 28.8% to 39.99% for consideration of £3.6m. The Group also invested £1.3m in Shanghai CFETS-ICAP International Money Broking Co. Ltd., a new joint venture based in Shanghai.

9 Long-term borrowings

	As at 30 September 2006 £m	30 Sept

Subordinated loan notes repayable 2015	119.7	
Bank loans	175.4	
	295.1	

The subordinated loan notes represent $225m of ten-year loan notes issued in June 2005 following a private placement. The borrowing includes $193m of fixed rate debt at 5.84% which the Group has the option to repay after five years and a $32m floating rate component that can be repaid after two years.

In May 2006 a credit facility was signed in advance of the completion of the acquisition of EBS (note 8). The five year facility consists of a dollar term loan of £175.4m ($327.8m) included within long-term borrowings above and a £125m revolving credit facility of which £33.0m was drawdown as at 30 September 2006 (included within short-term borrowings and overdrafts).

10 Reconciliation of total equity

	6 months ended 30 September 2006 £m	6 m 30 Sept
Equity attributable to equity holders of the parent		
As at beginning of period	603.8	
Total recognised income and expenses for the period	29.5	
Ordinary shares issued	179.0	
Increase in investment in own shares	(2.8)	
Dividends paid in the period	(47.6)	
Share-based payments in the period	1.3	
As at end of period	763.2	
Minority interests - equity	14.5	
Total equity	777.7	

11 Cash flow

(a) Reconciliation of profit before taxation to net cash flow from operating acti

	6 months ended 30 September 2006 £m	6 m 30 Sept
Profit before taxation	104.1	
Operating exceptional items	2.5	
Share of profits of associates (after tax)	(3.9)	
Amortisation and impairment of intangible assets arising on consolidation	14.2	
Amortisation of intangible assets arising from development expenditure	4.6	
Depreciation of property, plant and equipment	10.5	
Other amortisation and impairments	0.1	
Share-based payments	2.5	
Profit on sale of property, plant and equipment	-	

Net finance costs/(income)	[illegible]	
Operating cash flows before movements in working capital	136.8	
Increase in trade and other receivables*	(24.1)	
Increase in trade and other payables*	6.0	
Net receipts/(payments) in respect of financial assets held at fair value	2.6	
Cash generated by operations before exceptional items	121.3	
Operating exceptional items paid	(2.5)	
Cash generated by operations	118.8	
Interest received	8.6	
Interest paid	(9.0)	
Taxation	(52.2)	
Net cash flow from operating activities	66.2	

*The movement in trade and other receivables and trade and other payables excludes the impact of the gross up of matched principal trades as permitted by IAS7 "Cash Flow Statements". Trade and other receivables includes £34.3m (March 2006 - £44.0m, September 2005 - £13.1m) relating to an unsettled matched principal transaction (see (b) below).

(b) Net cash and cash equivalents

Net cash and cash equivalents comprise cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Net cash and cash equivalents comprise the following amounts:

	6 months ended 30 September 2006 £m	6 m 30 Sept
Cash and cash equivalents included in current assets	292.6	
Short-term borrowings and overdrafts	(67.9)	
Net cash and cash equivalents	224.7	

Short-term borrowings and overdrafts include a bank overdraft of £34.3m in respect of a matched principal transaction where only one side settled on the last working day of the period, with the corresponding stock included within trade and other receivables. The trade subsequently settled on the following working day.

12 Contingent Liabilities

(a) In July 2003, it was announced that two of the Group's subsidiary undertakings and the Company were among those being sued in connection with an alleged infringement of patent number 6,560,580 (580 Patent) in the United States of America. The Group rejected the claim.

The jury trial commenced on 7 February 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the defendants, including the Group, to be an amount of up to $104m as at 30 September 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Group. The Court also dismissed all of the claims challenging use of the OM Click Exchange System for ICAP Electronic Broking LLC

(formerly BrokerTec USA LLC) ("ILB").

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of a second computer system, the ICAP Securities USA LLC (formerly Garban LLC) ("ICAP Securities") GTN and on the Group's counterclaim for judgment declaring that the ICAP Securities GTN did not infringe the 580 Patent. On 22 February 2005, the jury found that the application for the 580 Patent failed to provide an adequate written description in certain of the 580 Patent claims. In addition, the jury found that the ICAP Securities GTN infringed certain claims of the 580 Patent, but that the claimed infringement had not been wilful.

On 4 April 2005, the claimants and the Group filed post-trial applications. On 12 December 2005, the Court ruled on the claimants' and the Group's applications pertaining to the jury's verdict and denied all applications, thus leaving the jury's verdict undisturbed.

On 22 February 2006, the Court ruled on the Group's application pertaining to claimants' asserted inequitable conduct in the prosecution of the 580 Patent. The Court ruled in favour of the Group and declared that the 580 Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on 3 April 2006. On 27 April 2006 a claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's ruling. This matter is pending on appeal. At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Group following any appeal, but based on current available information and after consultation with the Group's lawyers the directors continue to expect a successful outcome for the Group. No provision has been made in the Financial Statements.

(b) ICAP plc has received correspondence from National Australia Bank (NAB) alleging that revaluation data, supplied by an individual within one of ICAP's Singapore subsidiaries (a member of the TFS-ICAP joint venture), helped mask trading losses in NAB's foreign exchange (FX) options business.

On 27 January 2004 NAB announced that it incurred FX trading losses of A$360 million (£158 million). Detailed reports following full investigations into these losses were published by PricewaterhouseCoopers (PwC) and the Australian Prudential Regulation Authority (APRA) in March 2004 and indicated that NAB incurred these FX trading losses between April 2003 and January 2004. The PwC report includes descriptions of how certain NAB dealers concealed losses by processing false spot FX and false FX option transactions, booking one-sided internal FX option transactions and using incorrect dealing rates for genuine transactions. The reports analyse the cause of these trading losses, including the methods of concealment employed by the NAB dealers, repeated failures of NAB risk management, absence of NAB financial controls, gaps in NAB back office procedures, inadequate NAB corporate governance and NAB corporate cultural weaknesses. NAB accepted the findings of the PwC report on 28 April 2004.

Neither the ICAP Group nor TFS-ICAP accept any responsibility for these NAB FX trading losses and intend to vigorously contest any claim which may be made against them in this matter.

ICAP has been informed that a similar allegation has been asserted by NAB against another inter-dealer broker, which is not a party to the joint venture, in respect of these NAB FX trading losses.

It is not possible at this stage to predict the outcome with certainty or to determine the extent of liability, if any, of the Group. No provision has been made in the Financial Statements.

(c) From time to time the Group is engaged in litigation on employee related and other matters. It is not possible to quantify the extent of such liabilities but they are not expected to have a material, adverse effect on the Group's results or net assets.

13 Exchange Rates

The principal exchange rates which affect the Group, expressed in currency per £1, are shown below:

	Closing rate as at 30 September 2006	Closing rate as at 30 September 2005	Closing rate as at 31 March 2006	Average rate 6 months ended 30 September 2006	Average rate 6 months ended 30 September 2005
US dollar	1.87	1.77	1.73	1.84	1.82
Euro	1.47	1.47	1.43	1.46	1.47
Yen	220.54	200.51	204.66	212.96	199.33

INDEPENDENT REVIEW REPORT TO ICAP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts, except where any changes and the reasons for them, are disclosed.

This Interim Report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our

prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
20 November 2006

Notes:

a) The maintenance and integrity of the ICAP website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since they were initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

END

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Company	ICAP PLC
TIDM	IAP
Headline	Director/PDMR Shareholding
Released	16:00 29-Nov-06
Number	8941M

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ICAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

GEORGE MACDONALD

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

GEORGE MACDONALD

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 10P

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

……………………………………

……………………………………

8 State the nature of the transaction

SOLD SPREADBET POSITION IN FULL; 100,000 SHARES AT 463.26p

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

13. Price per *share* or value of transaction

……………………………………

14. Date and place of transaction

28 NOVEMBER 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

400,000 0.06%

16. Date issuer informed of transaction

28 November 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Deborah Abrehart, Group Company Secretary

Date of notification

29 November 2006

END
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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Transaction in Own Shares
Released	07:00 05-Dec-06
Number	2310N

Transaction in own shares

ICAP plc announces that on 4 December 2006 it purchased 2,000,000 of its 10p ordinary shares at a p

ICAP has more than sufficient capital to continue to develop its businesses under its already announc
growth and is in a very strong position to take part in the ongoing consolidation in its markets.

In recognition of the recent weakness in its share price and as part of its capital management programme, ICAP intends in the near term to make further market purchases of its ordinary shares.

Following the above purchase, the Company holds 2,000,000 ordinary shares as treasury shares. The
shares held in treasury) is 646,463,803.

This share buyback is in accordance with the authority granted by shareholders at its Annual General Meeting in July 2006.

Contact:

Mike Sheard Director of Coporate Affairs, ICAP plc Tel: + 44 20 7050 7103

About ICAP:

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for interest rate, credit, foreign exchange, energy and equity products. With over 3,400 staff, ICAP has a strong presence in each of the three major financial markets, London, New York and Tokyo, together with a local presence in 20 other financial centres. For more information go to www.icap.com.

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